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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  OMB APPROVAL
OMB NUMBER:    3235-0145
EXPIRES:  AUGUST 31, 1999
ESTIMATED AVERAGE BURDEN HOURS PER RESPONSE  14.90




                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                             EQUITY MARKETING, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                  294724 10 9
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                                 (CUSIP Number)

                               December 31, 1999
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          / / Rule 13d-1(b)

          / / Rule 13d-1(c)

          /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
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 CUSIP No.  294724 10 9
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 1.            Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Stephen P. Robeck **
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 2.            Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)   / /

               (b)   / /
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 3.            SEC Use Only
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 4.            Citizenship or Place of
               Organization                  United States of America
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 NUMBER OF     5.   Sole Voting
 SHARES             Power                    1,040,417**
 BENEFICIALLY  -----------------------------------------------------------------
 OWNED BY      6.   Shared Voting
 EACH               Power                    1,962
 REPORTING     -----------------------------------------------------------------
 PERSON WITH:  7.   Sole Dispositive
                    Power                    1,040,417**
               -----------------------------------------------------------------
               8.   Shared Dispositive
                    Power                    1,962
--------------------------------------------------------------------------------
 9.            Aggregate Amount Beneficially Owned by Each      1,042,379
               Reporting Person                                 shares**
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 10.           Check if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See Instructions)       / /
--------------------------------------------------------------------------------
 11.           Percent of Class Represented by
               Amount in Row (11)                               16.5%
--------------------------------------------------------------------------------
 12.           Type of Reporting Person (See Instructions)      IN
--------------------------------------------------------------------------------





** Includes 1,013,750 shares held by the Robeck 1997 Trust. Mr. Robeck and his wife are Co-Trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares.


                               Page 2 of 5 pages
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ITEM 1.

          (a) Name of Issuer
                        Equity Marketing, Inc.

          (b) Address of Issuer's Principal Executive Offices
                        6330 San Vicente Blvd.
                        Los Angeles, CA 90048

ITEM 2.

          (a) Name of Person Filing
                        Stephen P. Robeck


          (b) Address of Principal Business Office or, if none, Residence
                        Principal Business Office:
                        6330 San Vicente Blvd.
                        Los Angeles, CA 90048

          (c) Citizenship
                        United States of America

          (d) Title of Class of Securities
                        Common Stock, par value $.001 per share

          (e) CUSIP Number
                        294724 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                   78c);

          (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) / / An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


                               Page 3 of 5 pages
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          (j) / /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(j).


ITEM 4.   OWNERSHIP.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:                             1,042,379**


          (b) Percent of class:                                      16.5%


          (c) Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote         1,040,417**

              (ii)  Shared power to vote or to direct the vote       1,962

              (iii) Sole power to dispose or to direct the disposition of
                                                                     1,040,417**

              (iv)  Shared power to dispose or to direct the disposition of
                                                                     1,962

          **  Includes 1,013,750 shares held by the Robeck 1997 Trust.
              Mr. Robeck and his wife are Co-Trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Includes 1,013,750 shares held by the Robeck 1997 Trust. Mr. Robeck and his wife are Co-Trustees of the Robeck 1997 Trust and have sole voting power and dispositive power over such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable.


                               Page 4 of 5 pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    February 4, 2000
                                              -----------------------------
                                                          Date

                                                    /s/ Stephen P. Robeck
                                              -----------------------------
                                                        Signature

                                                    Stephen P. Robeck
                                              -----------------------------
                                                        Name/Title


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 5 of 5 pages